Jeffrey N. Carp
Executive Vice President and
Chief Legal Officer

State Street Financial Center
One Lincoln Street, 11th Floor
Boston, MA 02111-2900

telephone +1 617 664 5176
facsimile +1 617 664 8209
jcarp@statestreet.com
www.statestreet.com
Via EDGAR (Correspondence)

December 10, 2013

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-07511

Dear Ms. Blye:

This letter sets forth the response of State Street Corporation (“State Street,” “we,” “us,” “our” or similar terms) to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of November 21, 2013 regarding the above-referenced report and documents incorporated by reference therein.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our response follows the comment.

General

1.
On page 2 of your 10-K you refer to your operations in the Middle East, a region that includes Syria. We are aware of an article published in June 2010 indicating that you had plans to launch in areas including Syria. Syria is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether through subsidiaries, affiliates, partners, customers, agent banks or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

Ms. Blye December 10, 2013	2

We are aware of a news article published in June 2010 implying, as described in the Staff’s comment, that State Street then had plans “ … to launch in areas including Syria and Oman.” The State Street officer interviewed for that article does not recall suggesting that we had any such plans. State Street did not at that time (nor does it now) have plans to launch operations in or with Syria, and State Street has had business activities in Oman for many years prior to 2010.

On page 2 of our Form 10-K referenced above, we disclose that “[w]e operate in more than 100 geographic markets worldwide, including the U.S., Canada, Europe, the Middle East and Asia.” The reference in that statement to “the Middle East” refers to our operations in Bahrain, Egypt, Israel, Jordan, Kuwait, Lebanon, Oman, Palestine, Qatar, Saudi Arabia, Turkey, and the United Arab Emirates.

State Street does not conduct business in Syria or with the Syrian government or businesses based in Syria and has no intention of doing so in the future.

2.
Please discuss the materiality of any contacts with Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Please see our response to the Staff’s comment #1.

3.
We are aware of an August 2012 article reporting that Standard Chartered Plc (“Standard Chartered”) engaged in secret transactions with the Iranian government over a period of 10 years. The article describes Standard Chartered as your agent bank upon which you have extensive operating reliance, and indicates that your relationship with Standard Chartered could expose you to reputational damage and could negatively impact your relationship with clients. Iran is designated by the Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us your reported relationship with Standard Chartered and the potential for Standard Chartered’s reported relationship with the Iranian government to have an adverse impact upon your reputation and share value.

We are aware of news articles published in August 2012 focusing on a research report by a securities analyst following accusations by the New York banking commissioner, during a regulatory examination, that the New York branch of Standard Chartered participated in prohibited transactions with the government of Iran over a ten-year period. The articles reference the research report’s comments concerning potential client concerns and reputational damage to State Street and other global custodians due to subcustodian relationships with Standard Chartered.

As a global custodian, State Street utilizes subcustodian banks to provide, among other things, clearance, settlement and safekeeping of State Street’s clients’ investments in over one hundred markets where we do not provide services directly. We select subcustodians based upon those banks’ operating capabilities, financial

Ms. Blye December 10, 2013	3

strength and reputation. We use Standard Chartered as a subcustodian in several African and Asia/Pacific jurisdictions and not in the United States (where we generally do not require subcustodian services).

At the time the regulatory investigation referenced above was reported, we had several discussions with Standard Chartered’s management, who assured us that the issues with their New York branch did not adversely involve or affect the Standard Chartered affiliates that provide State Street subcustodian services. We also had discussions with a small number of clients at the time the regulatory investigation was reported. However, we did not experience significant adverse client reaction to our relationship with Standard Chartered as a result of their reported activities with the government of Iran, and we do not believe that those reported activities present a material risk to our reputation or share value.

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-5176, David C. Phelan, Executive Vice President and General Counsel, at 617-664-1783 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at 617-664-7206, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Jeffrey N. Carp
Jeffrey N. Carp
Executive Vice President, Chief Legal Officer and Secretary

cc:	Mr. James J. Malerba
David C. Phelan, Esq.
Jeremy Kream, Esq.